BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

082-34989

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 5448421

Company Name in full Debenhams plc

07028341

SEC MAIL RECEIVED
NOV 05 2007
WASH. D.C. 161 SECTION

	Day	Month	Year
Date of termination of appointment	1 5	1 0	2 0 0 7

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Guy Antony

Surname: Johnson

	Day	Month	Year
† Date of Birth			

PROCESSED
DEC 04 2007
THOMSON FINANCIAL

SUPPL

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 19/10/07

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S. CARNE, DEBENHAMS PLC, 1 WELBECK ST, LONDON W1G 0AA

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

[initials] 11/30

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 5448421

Company Name in full Debenhams plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	15	10	2007
† Date of Birth	13	06	1960

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title: * Honours etc:

Forename(s): Paul Rex

Surname: Eardley

Previous forename(s): Previous surname(s):

Usual residential address: Hedgerows, Orchard Way

Post town: Warninglid Postcode: RH17 5ST

County / Region: West Sussex Country: United Kingdom

† Nationality: British † Business occupation: Solicitor

† Other directorships (additional space next page): NONE

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 15\10\07

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 19/10/07

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S. CARNE, DEBENHAMS PLC, 1 WELBECK ST, LONDON W1G 0AA

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

RNS Number:7259F
Debenhams plc
15 October 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights.

3. Full name of person(s) subject to the notification obligation:

AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different)[i]:

9 October 2007

6. Date on which issuer notified:

15 October 2007

7. Threshold(s) that is/are crossed or reached

5%

8. Notified details:

A: Voting rights attached to shares

Situation previous to the Triggering Transaction: 47,613,566 ordinary shares of 0.01p each, Number of voting rights: 47,613,566.

Resulting situation after the triggering transaction: Number of voting rights: 4,189,467 (direct) & 27,316,199 (indirect), % of voting rights: 0.49% (direct) 3.18% (indirect).

B: Financial Instruments

N/A

Total A +B

Number of voting rights 31,505,666 = 3.67% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

AXA Financial, Inc (Indirect), 26,837,199 shares = 3.12433% of issued share capital

AXA Rosenberg (Indirect), 479,000 shares = 0.05576% of issued share capital

AXA Sun Life ABL High Alpha Life (Direct), 334,000 shares = 0.03888% issued share capital

AXA Sun Life FTSE All Share Tracker Life (Direct), 116,545 shares = 0.01357% issued share capital

AXA Sun Life FTSE ALL Share Tracker Pension (Direct), 571,801 shares = 0.06657% issued share capital

AXA Winterthur (Direct), 167,121 shares = 0.01946% issued share capital

AXA Sun Life plc With Profit Transition Fund (Direct), 1,250,000 shares = 0.14552% issued share capital

Sun life Assurance Society plc With Profit Transition Fund (Direct) 1,750,000 shares = 0.20373% of issued share capital.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting irghts proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

14. Contact Name:

Paul Eardley

Company Secretary

15. Contact telephone number:

020 7408 3529

END

DEBENHAMS

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 08/10/2007

RNS Number:3580F
Debenhams plc
08 October 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3):
Credit Suisse Securities (Europe) Limited

Credit Suisse International

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

3/10/07

6. Date on which issuer notified:

5/10/07

7. Threshold(s) that is/are crossed or reached

3%

8. Notified details:

Class/type of shares

ISIN: ORD-GB00B126KH97

A: Voting rights attached to shares

Situation previous to the triggering transaction: Number of shares below 3%, number of voting rights below 3%

Resulting situation after the triggering transaction: Number of shares 25,833,875, number of voting rights 25,833,875 (direct), % of voting rights 3.0% (direct).

B: Financial Instruments

N/A

Total A +B

Number of voting rights 25,833,875, % of voting rights 3.0%.

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Investment Banking are part of the Investment Banking Division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercisies its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rghts proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information:

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

Date: 8.10.07

END
HOLILFIDITLTIID

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3):

Credit Suisse Securities (Europe) Limited

Credit Suisse International

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

21/09/07

6. Date on which issuer notified:

25/09/07

7. Threshold(s) that is/are crossed or reached

Below 3%

8. Notified details:

Class/type of shares

ISIN: ORD-GB00B126KH97

A: Voting rights attached to shares

Resulting situation after the triggering transaction: Number of shares Below 3% Number of voting rights Direct below 3%, Indirect N/A; Percentage of voting rights Direct below 3%, Indirect N/A.

B: Financial Instruments

N/A

Total A +B

Number of voting rights Below 3%, % of voting rights Below 3%.

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Investment Banking are part of the Investment Banking Division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercisies its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rghts proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information:

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 21/09/2007

RNS Number:3073E
Debenhams plc
21 September 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights No

An acquisition or disposal of financial instruments which may result in the

acquisition of shares already issued to which voting rights are attached Yes

An event changing the breakdown of voting rights No

Other (please specify) N/A

3. Full name of person(s) subject to the notification obligation:

Unity Investments ehf., Unity One ehf., and Baugur Group hf.

4. Full name of shareholder(s) (if different from 3):

JP Morgan Securities Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

18th September 2007 (13% threshold crossed) and 20th September.

6. Date on which issuer notified:

20th September 2007

7. Threshold(s) that is/are crossed or reached

13% threshold crossed on 18/09/2007

8. Notified details:

A: Voting rights attached to shares

Class/type of shares If possible using ISIN code N/A

Situation previous to the triggering transaction

Number of shares - N/A

Number of voting rights - N/A

Resulting situation after the triggering transaction

Number of shares - N/A

Number of voting rights - Direct N/A

Number of voting rights - Indirect N/A

Percentage of voting rights - Direct N/A

Percentage of voting rights - Indirect N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument - Total return swap with an option for physical settlement

Expiration date - 27/2/2008

Exercise/conversion period/date - Anytime

No. of voting rights that may be acquired (if the instrument exercised/ converted) - 58,452,121

Percentage of voting rights - 6.805%

Type of financial instrument - Total return swap with an option for physical settlement

Expiration date - 27/2/2008

Exercise/conversion period/date - Anytime

No. of voting rights that may be acquired (if the instrument exercised/ converted) - 57,547,879

Percentage of voting rights - 6.700%

Total A +B

Number of voting rights - 116,000,000

Percentage of voting rights - 13.504%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Through Unity One ehf. (which is controlled by Unity Investments ehf.) (6.805%) and Baugur Group hf. (6.700%).

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rghts proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

Date of Notification : 21.9.07

END
HOLILFFRALILFID

RNS ANNOUNCEMENTS

REG-Debenhams plc Trading Update

Released: 18/09/2007

RNS Number:9999D
Debenhams plc
18 September 2007

18 September 2007

Debenhams plc

Trading Update

Debenhams plc, the leading department stores group, today releases a trading update for the 52 weeks ended 1 September 2007.

Sales for the 52 weeks ended 1 September increased by 5.1% compared to the prior year. Although we experienced some inevitable disruption from the acceleration of our refurbishment programme, in the second half like-for-like sales maintained the trend of the first half, resulting in a 5% decline over the full year. Two stores were impacted by a refit during the first half compared to 19 during the second.

The focus on ensuring that stock is in good shape for the start of the new season has resulted in terminal stocks making up 3.3% of the total at the year end (2006: 3.3%). The importance of ensuring a clean inventory position as new season merchandise arrives has, as expected, required increased markdown. This, along with investment in selected product pricing, means that in line with market consensus gross margin will show a full year decline. This is expected to be in the region of 0.9%.

For the year Debenhams expects to report profit before taxation and exceptional items in line with market expectations. (Exceptional items comprise those associated with the Roches acquisition and the assignment of the lease on the Jervis Street store in Dublin as announced on 27 June 2007).

Two new department stores and four new Desire stores have been opened over the past year. As at 18 September 2007, Debenhams store portfolio consists of 133 department stores and nine Desire stores trading from 10.3 million square feet of prime space across the UK and Republic of Ireland. In addition, Debenhams continues to expand its global presence with 34 international stores, an increase of four from last year.

Rob Templeman, Chief Executive, said:

"Macro economic factors suggest that the retail environment will be more challenging in the short term, nonetheless we believe that the actions we have implemented across the business position us well for the new financial year.

"We have focused on delivering greater value to our customers, improving still further our quality and design content. We have invested selectively in price. This has proved effective, particularly in menswear where we have seen improving momentum in our market share.

"The investment in our store portfolio and store opening programme remains on track. Overall we are confident that the improvements being made to our stores and to our visual merchandising, the product developments outlined above and our recently launched marketing campaign will ensure that the company has a strong platform from which to build."

Debenhams will report its preliminary results for the 52 weeks ended 1 September at 7:00am on 23 October 2007.

A conference call will be held today at 9:30am on 0845 2450319 (UK) or +44 1452 568048 (overseas), conference ID 13108994. A replay of the call will be available for seven days on 0845 2455205 (UK) or +44 1452 550000 (overseas), PIN 13108994#.

Enquiries:

Analysts/Shareholders	
Debenhams plc	
Rob Templeman, Chief Executive	
Chris Woodhouse, Finance Director	020 7408 3302
Lisa Williams, Investor Relations	020 7408 3304

Media	
College Hill	
Andy Cornelius	020 7457 2822
Duncan Murray	020 7457 2823

High resolution images are available for media to view and download free of charge from www.prshots.com/Debenhams.

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Debenhams' current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including: Debenhams' ability to accurately predict customer preferences and demands; the effectiveness of Debenhams' brand awareness and marketing programmes; the occurrence of weak sales during peak selling seasons or extreme or unseasonal weather conditions; competitive factors in the highly competitive retail industry; Debenhams' ability to successfully implement its new store rollout and department store refurbishment/modernization strategy; Debenhams' ability to maintain its relationships with certain designers and its significant concession partner; and currency fluctuations and currency risk.

* * *

Additional risk factors that you may want to consider are: Debenhams' ability to retain key management and personnel; disruptions or other adverse events affecting Debenhams' relationship with its major suppliers or its store card provider; factors outside Debenhams' control, such as changes in the financial or equity markets, adverse economic conditions or a downturn in the retail industry, or damage or interruptions due to operational disruption, natural disaster, war or terrorist activity; and work stoppages; slowdowns or strikes.

Notes to Editors:

Debenhams is a leading department stores group with a strong presence in key product categories, such as womenswear, menswear, homeware and health and beauty.

Debenhams has a total of 133 department stores in the UK and Republic Ireland, and a further 9 Desire by Debenhams stores, which are a new small store concept featuring a mix of women's fashion, accessories, lingerie and cosmetics. Debenhams has a further 34 international franchise stores in 15 different countries.

Debenhams is the second largest department store chain in the UK.

Designers at Debenhams include Ted Baker, Nigel Cabourn, Jasper Conran, Theo Fennell, Pearce Fionda, Frost French, Betty Jackson, Ben de Lisi, Julien Macdonald, John Richmond, John Rocha and Matthew Williamson.

This information is provided by RNS

The company news service from the London Stock Exchange

END

TSTZGGMLRNRGNZM

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 17/09/2007

RNS Number:9813D
Debenhams plc
17 September 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights	No
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	Yes
An event changing the breakdown of voting rights	No
Other (please specify)	N/A

3. Full name of person(s) subject to the notification obligation:

Unity Investments ehf., Unity One ehf., and Baugur Group hf.

4. Full name of shareholder(s) (if different from 3):

JP Morgan Securities Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

12th September 2007 (12% threshold crossed), 13th September and 14th September.

6. Date on which issuer notified:

14th September 2007

7. Threshold(s) that is/are crossed or reached

12% threshold crossed on 12/09/2007

8. Notified details:

A: Voting rights attached to shares

Class/type of shares If possible using ISIN code N/A

Situation previous to the triggering transaction

Number of shares - N/A

Number of voting rights - N/A

Resulting situation after the triggering transaction

Number of shares - N/A

Number of voting rights - Direct N/A

Number of voting rights - Indirect N/A

Percentage of voting rights - Direct N/A

Percentage of voting rights - Indirect N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument - Total return swap with an option for physical settlement

Expiration date - 27/2/2008

Exercise/conversion period/date - Anytime

No. of voting rights that may be acquired (if the instrument exercised/converted) - 58,452,121

Percentage of voting rights - 6.805%

Type of financial instrument - Total return swap with an option for physical settlement

Expiration date - 27/2/2008

Exercise/conversion period/date - Anytime

No. of voting rights that may be acquired (if the instrument exercised/converted) - 49,090,264

Percentage of voting rights - 5.715%

Total A +B

Number of voting rights - 107,542,385

Percentage of voting rights - 12.520%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Through Unity One ehf. (which is controlled by Unity Investments ehf.) (6.805%) and Baugur Group hf. (5.715%).

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rghts proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

Date of Notification : 17.9.07

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFLRATIDLID

RNS Number:5326G
Debenhams plc
29 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R (1)(a).

3. Name of person discharging managerial responsibilities/director

John Lovering

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Brenda Lovering

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to a gift from John Lovering to John Lovering, Brenda Lovering and Coutts & Co as trustees of the Lovering Charitable Trust.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 0.01p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Lovering

8 State the nature of the transaction

Gift from John Lovering to John Lovering, Brenda Lovering and Coutts & Co, the trustees of the Lovering Charitable Trust.

9. Number of shares, debentures or financial instruments relating to shares acquired

640,000 ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.07%

11. Number of shares, debentures or financial instruments relating to shares disposed

640,000 ordinary shares

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.07%

13. Price per share or value of transaction

Gift

14. Date and place of transaction

26th October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

John Lovering's total holding following the notification remains at 6,402,780 shares, of which 640,000 are non-beneficial. The percentage holding remains at 0.75%

16. Date issuer informed of transaction

26th October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

None

24. Name of Contact and Telephone Number

Paul Eardley - Company Secretary - 020 7408 3529
25 Date of Notification

29 October 2007

END

END

RNS ANNOUNCEMENTS

REG-Debenhams plc Preliminary Results - Part 1

Released: 23/10/2007

RNS Number:1625G
Debenhams plc
23 October 2007

23 October 2007

DEBENHAMS PLC

Preliminary Results for 52 weeks to 1 September 2007

Financial Highlights

	2007
Gross transaction value	£2,305.6m
Operating profit	£194.1m
Headline profit before tax & exceptional items*	£131.4m
Profit before tax & exceptional items	£127.5m

*Before non-cash debt fee write-off of £3.9m (2006: £5.1m)

- Like-for-like sales down 5.0%
- Like-for-like sales for 7 weeks to 20 October 2007 up 2.1%**; total sales up 3.9%; market share improving
- Gross margin down 90bps
- Net debt £1,017m; reduction of £80m
- Basic earnings per share 9.3p (2006: 7.4p)
- Dividend per share 6.3p (2006: 2.4p)

**Excluding Roches.

Operating Highlights

- 792,000 sq ft space growth, including:

- Acquisition and substantial conversion of 9 Roches stores
- 8 new store openings, including 5 Desire stores and 1 resite

- Store pipeline at 29 stores over the next 4 years

- Store refurbishment programme accelerated

  - Will be completed during two year time frame
  - 9 completed during year; 12 more before Christmas 2007

- Significant investment in debenhams.com producing strong sales and profit growth

- Four new International stores opened

- Brand development

  - New brands include Mantaray (menswear), Baker by Ted Baker (childrenswear)
  - St. George by Duffer brought in-house

Rob Templeman, Chief Executive of Debenhams, said:

"Despite wider concerns about the macro economic environment and how this will impact on the retail sector, we are confident that the changes we are making throughout Debenhams are benefiting the business. Our new Autumn/Winter ranges are being well received and this, together with the refitting of stores and previous investment in a new IT platform and Distribution Centre, is improving the customer experience. Our growth in like-for-like sales and gross margin have both been positive for the first seven weeks of the new financial year even though there has been some disruption from the accelerated refurbishment programme. We have also seen growth in market share over the past 12 weeks according to the latest TNS data.

Enquiries:

Analysts/Shareholders
Debenhams plc

Rob Templeman, Chief Executive
Chris Woodhouse, Finance Director 020 7408 3302
Lisa Williams, Investor Relations 020 7408 3304

Media
College Hill

Andy Cornelius 020 7457 2822
Duncan Murray 020 7457 2823

A presentation for analysts and shareholders will be held today at 9:30am at Merrill Lynch, 2 King Edward Street, London EC1. An archived webcast of this presentation will be available at www.debenhamsplc.com/deb/res-pres/ from 3pm.

High resolution images are available for media to view and download free of charge from www.prshots.com/Debenhams.

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Debenhams' current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including: Debenhams' ability to predict accurately customer preferences and demands; the effectiveness of Debenhams' brand awareness and marketing programmes; the occurrence of weak sales during peak selling seasons or extreme or unseasonal weather conditions; competitive factors in the highly competitive retail industry; Debenhams' ability to implement successfully its new store rollout and department store refurbishment/modernization strategy; Debenhams' ability to maintain its relationships with certain designers and its significant concession partners; and currency fluctuations and currency risk.

* * *

Additional risk factors that you may want to consider are: Debenhams' ability to retain key management and personnel; disruptions or other adverse events affecting Debenhams' relationship with its major suppliers or its store card provider; factors outside Debenhams' control, such as changes in the financial or equity markets, adverse economic conditions or a downturn in the retail industry, or damage or interruptions due to operational disruption, natural disaster, war or terrorist activity; and work stoppages, slowdowns or strikes.

Notes to Editors

Debenhams is a leading department stores group with a strong presence in key product categories such as womenswear, menswear, childrenswear, homeware and health and beauty.

Debenhams has a total of 135 department stores in the UK and Republic Ireland and 9 Desire by Debenhams stores, which are a new small store concept featuring a mix of womenswear, accessories, lingerie, cosmetics and childrenswear. Debenhams has a further 36 international franchise stores in 16 countries and an online store available at www.debenhams.com.

Debenhams is the second largest department store chain in the UK.

Designers at Debenhams include Ted Baker, Nigel Cabourn, Jasper Conran, Theo Fennell, Pearce Fionda, Frost French, Betty Jackson, Ben de Lisi, Julien Macdonald, John Richmond, John Rocha and Matthew Williamson.

OPERATING REVIEW

Overview

For the year ending 1 September 2007, Debenhams gross transaction value grew by £112.7 million to £2,305.6 million, driven primarily by the addition of 792,000 square feet of new space to the store portfolio. This included nine stores acquired from Roches in the Republic of Ireland and the opening of eight other stores including five Desire by Debenhams stores and one resite.

Merchandise sales growth by product category was varied. Good performance was achieved in a number of areas including Health & Beauty and Accessories but this was offset by weaker sales from clothing ranges, in particular Menswear as detailed at the time of the interim results. This resulted in an overall disappointing year for the company with a like-for-like sales decline of 5.0 %. Gross margin fell by 90 basis points, mostly due to greater markdown in higher margin product categories and selected investment in pricing.

Headline profit before tax and exceptional items (which also excludes non-cash debt fee write-offs) was £131.4 million, up 11.5% on last year. Profit before tax and exceptional items of £127.5 million compared to £112.8 million achieved in the previous year, a 13.0% increase. Against a background of increasing competition, all areas of the business - the store portfolio, the customer experience in store, products, the supply chain and marketing - were reviewed during the second half of the year with the clear objective of ensuring any issues raised were dealt with in time for the new Autumn/Winter season and new financial year. Progress made during the year in these areas is detailed below.

Store Portfolio

At the end of the year, Debenhams was trading from 142 stores across the UK and the Republic of Ireland. Trading space increased during the year by 792,000 square feet to 10.3 million square feet. However, we remain under represented in some key shopping locations and increasing the size of the store portfolio remains a key strategic aim.

Department Stores

During the year, nine department stores were acquired from Roches Stores in the Republic of Ireland, new department stores were opened in Llandudno and Warrington and the Wigan store was resited, taking the year end total to 133. Since then, the stores in Exeter and Derby have been resited increasing their footage by some 20,000 square feet each. Two further stores have opened since the end of the year, in Llanelli and Welwyn Garden City.

There is a strong pipeline of new contracted department stores which, when opened, will add an additional 1.8 million square feet of prime retail space to the portfolio over the next four years.

Desire by Debenhams

The roll-out of the Desire by Debenhams format - smaller stores focusing on womenswear, health and beauty and childrenswear - continues. Five Desire stores were opened during the year in Birmingham Fort, Kirkcaldy, Merthyr, Altrincham and Walton-on-Thames, bringing the total to nine.

Contracts have been exchanged on a further four Desire stores.

International Stores

Successful franchise stores play an important part in extending the global reach of Debenhams brand and awareness of our product ranges. During the year, new International stores were opened in Bucharest, Moscow, Kuwait and Mecca and at year-end 34 stores were trading in 15 countries across the world.

Since the end of the year stores have opened in Delhi and Jordan with further store openings expected in India, Cyprus, Romania, the Middle East and the Philippines.

Debenhams Online

Significant investment has been made in our online store to ensure customers have 24/7 access to Debenhams and we believe that within a short period of time it will become our largest store.

During the year the rebuilding and upgrade of debenhams.com was completed. This significant investment brings our product ranges to a larger audience and allows the development of niche micro-sites such as Health & Beauty.

As a result, the number of orders received has risen substantially and gross transaction value has increased by 32% over last year. Further improvements to the design and marketing of debenhams.com are underway; this will continue to improve sales and extend the reach of the Debenhams brand to areas of the country not covered by the store estate.

Improving the Customer Experience In Store

Creating a pleasing environment for our customers in all our stores is vital.

Over the past three years, capital expenditure has been primarily focused on new stores and infrastructure improvements, including the new distribution facility at Peterborough and numerous IT developments such as the rebuilding of debenhams.com and the introduction of a radio frequency platform across the store base. These investments have been essential to provide a sound foundation for the development of the business.

We have always acknowledged that some of the older stores have been in need of refurbishment, particularly those which have been within the portfolio for many years and for the past few years Debenhams has been committed to a rolling refurbishment programme. During the year, nine stores were refurbished with another 12 due for completion before Christmas 2007.

The sales uplifts and return on investment from our refurbished stores have been either in line or ahead of expectations. The latest iteration of this modernisation programme has been based on the shop fit employed in the successful Desire format. The first of these stores, Uxbridge, is trading well above internal expectations with a sales uplift of some 10%. As a result, the roll out programme of refits under the new format has been accelerated so that the majority of stores within the estate will be refurbished within the next two years.

Products and the Supply Chain

Product innovation, style, quality and value are absolutely critical to the success of any retailer. Over the last six months, an in-depth review covering all brands has been undertaken to ensure every product in every brand delivers an improved customer offer in each of these areas. This is being executed across all merchandise categories throughout the Autumn/Winter collection and is particularly evident within the clothing ranges. Sourcing gains - resulting mainly from new offices in Asia and Turkey which are facilitating more direct product sourcing - are being reinvested into better fabrics, improved styling and more design content across a large part of the product portfolio at the same or lower prices that last year.

New brands introduced during the course of the year include casual menswear brand Mantaray, new designer Melissa Odabash in women's swimwear and accessories and the extension of designer brands by Betty Jackson, Julien Macdonald and Jeff Baker into homeware. St. George by Duffer has been brought in-house in

furtherance of the strategy to increase the sales participation from own bought lines. Since the end of the year, Baker by Ted Baker, an exciting new childrenswear brand, was launched in September 2007.

Reducing the impact of our products on the environment has also been an important focus during the year. Initiatives range from introducing 100% recycled (post-consumer waste) carrier bags to using Fair Trade cotton and eco-friendly packaging in our lingerie ranges to serving "Good Origin" coffee in our 160 restaurants and cafes. Supplier selection and monitoring is also of the utmost importance to ensuring products are sourced through reputable suppliers who meet our own standards for ethical trading. This is an ongoing process, conducted through both an independent audit programme and Debenhams' own assessments.

Marketing

The new marketing campaign was launched in September with new "club style" advertisements which demonstrate the breadth of choice that Debenhams has to offer through its exciting and stylish product portfolio. Marketing spend has been maintained with a higher proportion directed towards print media.

Initial results from the first iteration of the campaign - which featured amongst others Wetherby Women's Association, Stoke Newington Surf Club and Kettering Kite Club - have been encouraging both from a brand projection and through the rate of sale of the featured lines.

Current Trading

Despite wider concerns about the macro economic environment and how this will impact on the retail sector, we are confident that the changes we are making throughout Debenhams are benefiting the business. Our new Autumn/Winter ranges are being well received and this, together with the refitting of stores and previous investment in a new IT platform and Distribution Centre, is improving the customer experience. Our growth in like-for-like sales and gross margin have both been positive for the first seven weeks of the new financial year even though there has been some disruption from the accelerated refurbishment programme. We have also seen growth in market share over the past 12 weeks according to the latest TNS data.

FINANCIAL REVIEW

Sales, margins and costs

During the 52 weeks ended 1 September 2007 gross transaction value grew by 5.1% to £2,305.6 million (2006: £2,192.9 million) and revenue correspondingly increased by 3.9%. These increases were driven by good performance from new stores and modernisations. However like-for-like sales fell by 5.0%.

Although currently a relatively small portion of the overall business, strong growth was achieved from the website which was relaunched during November 2006. Gross transaction value from the web was up 31.7% on 2006 through a 31.2% increase in orders taken.

The international business also continued to grow and four new franchise stores were opened during the year.

Although product intake margin increased by around 0.4%, this was more than offset by the impact of lower pricing, product mix and higher clearance markdown, the latter being required to maintain terminal stock at a similarly low level to last year. Overall gross margin declined by 0.9%.

A new sourcing office opened in Turkey. This has improved efficiency in the supply chain, in particular shortening delivery lead times and as a result improving markdown through more flexible stock management.

Focus on cost control continues to be a critical issue in the business. Store operational costs grew due to new stores opened during the year along with a significant increase in the unit cost of energy. Distribution costs fell year-on-year, primarily as a result of the closure of distribution centres in Bedford and Daventry towards the end of the previous financial year. Central administrative costs also reduced slightly.

The above combined to generate a gross profit of £279.5 million (2006: before exceptional items £331.4 million). Underlying operating profit before exceptional items decreased to £210.1 million (2006: £267.4 million). Operating profit after exceptional items for 2007 stood at £179.8 million (2006: £223.6 million).

Exceptional items

Total exceptional items for 2007 were £14.3 million (2006: £50.7 million). On 12 September 2006 the Group acquired nine stores from Roches Stores in the Republic of Ireland. Following this acquisition the Group assigned the existing Dublin store lease (Jervis Street) which will result in the closure of that store after the year end. The acquisition of the nine stores, assignment of the lease and subsequent closure of the Jervis Street store has created exceptional costs of £14.3 million. Exceptional costs comprise: accelerated depreciation charge £6.3 million, redundancy costs £4.6 million and other integration costs £3.4 million.

Interest

The net interest cost for the financial year ended 1 September 2007 was £66.6 million, this compares to a net interest charge, before exceptional items, of

£125.4 million in 2006. The reduction of £58.8 million is principally due to the full year impact of a new lower-cost finance structure which was put in place in May 2006 after the Group's admission to the London Stock Exchange.

Taxation

The Group's tax charge of £34.2 million on profit of £113.2 million gives an effective rate of 30.2%. The charge includes the impact of exceptional costs incurred in the Republic of Ireland and the movement in deferred tax as a result of the rate of tax changing from 30% to 28% in April 2008.

Earnings

The basic earnings per share of 9.3p per share (2006: 7.4p per share) and diluted earnings per share of 9.3p per share (2006: 7.4p per share) reflect the weighted average number of shares in issue during the course of the financial year and similarly for the comparative period. As a result of admission to the London Stock Exchange in May 2006, significant changes in the Group's capital structure occurred. An underlying earnings per share figure has been calculated at 11.9p per share (2006: 16.5p per share) reflecting the underlying earnings figure and for both financial periods the number of shares in issue now being the same figure as at the re-listing of the business on the London Stock Exchange.

The adjustments to earnings which have been made in calculating underlying earnings per share concern the removal of non-comparable amounts in order to arrive at an underlying earnings figure.

Dividends

An interim dividend of 2.5p per share was paid in July 2007. The directors are proposing a final dividend in respect of the financial year ended 1 September 2007 of 3.8p per share. It will be paid on 4 January 2008 to shareholders who are on the register of members at close of business on 7 December 2007.

Capital expenditure

Expansion of the store portfolio continued this year. Nine stores were acquired in the Republic of Ireland from Roches Stores, two new and one re-sited department stores were opened alongside five Desire stores. This investment in new stores of £81.5 million combined with £18.0 million in refurbishing existing stores and £37.1 million invested in developing and improving the infrastructure of the business, particularly in the IT area, grew total capital assets by £136.6 million.

Cash flow

Net cash generated from operating activities in the year ended 1 September 2007 was £227.4 million, a £37.1 million increase on the prior year (2006: £190.3 million). The growth was mainly the result of lower interest payments following the finance restructure in May 2006 added to inflows from both long and short term working capital, these being offset by an increase in taxation payments.

Borrowings and refinancing

The Group's net debt position was £1,016.5 million at 1 September 2007. This reduced by £79.6 million during the course of the year.

Financial risk and treasury management

The board has established an overall treasury policy and has approved authority levels within which the treasury function must operate. Treasury policy is to manage risks within the agreed framework whilst not taking speculative positions.

Pensions

The Group provides a number of pension benefit arrangements for its employees, which include the Debenhams Retirement Scheme and Debenhams Executive Pension Plan (together the "pension schemes"). Following a consultation period with employees, which ended on 15 September 2006, the board reached agreement with the pension schemes' trustees that the pension schemes would close for future service accrual from 31 October 2006. The closure to future accrual does not affect the pensions of those who have retired or the deferred benefits of those who have left service or opted out before 31 October 2006. The balance sheet surplus associated with the pension schemes has increased by £73.5 million over the year to £87.3 million (2006: £13.8 million).

Future pension arrangements will be provided for Debenhams employees by a Prudential stakeholder pension scheme.

Consolidated Income Statement
For the financial year ended 1 September 2007

	Note	F
Revenue	2	
Cost of sales		
Analysed as:		
Cost of sales before exceptional items		
Exceptional cost of sales	4	
Gross profit		
Distribution costs		
Analysed as:		
Distribution costs before exceptional items		
Exceptional distribution costs		
Administrative expenses		
Analysed as:		
Administrative expenses before exceptional		

items
Exceptional administrative expenses 4

More to follow, for following part double-click [nRN1W1625G]

RNS ANNOUNCEMENTS

REG-Debenhams plc Preliminary Results - Part 2

Released: 23/10/2007

RNS Number:1625G
Debenhams plc
Part 2 : For preceding part double-click [nRNSW1625G]

Operating profit	
Analysed as:	
Operating profit before exceptional items	
Exceptional operating items	4
Interest receivable and similar income	5
Interest payable and similar charges	6
Analysed as:	
Interest payable and similar charges before exceptional items	6
Exceptional interest payable and similar charges	4,6
Profit before taxation	
Taxation	7
Analysed as:	
Taxation before exceptional items	
Taxation credit on exceptional items	7
Profit for the financial year attributable to equity shareholders	10

Earnings per share attributable to the equity shareholders (expressed in pence pe

		Pen
Basic	9	
Diluted	9	
Underlying earnings per share	9	

Dividends per share (expressed in pence per share)

		Pen
Proposed final dividend per share	8	

All Group operations during the financial years were continuing operations.

Consolidated Statement of Recognised Income & Expenses
For the financial year ended 1 September 2007

Profit for the financial year

Actuarial gain/(loss) recognised in the pension scheme

Currency translation

Change in the valuation of the available for sale investments

Movement on deferred tax relating to the pension scheme

Cash flow hedges
- net fair value gains (net of tax)
- recycled and adjusted against the initial measurement of the acquisition cost of inventory
- reclassified and reported in net profit
Net income recognised directly in equity

Total recognised income attributable to the equity of the Group

Consolidated Balance Sheet
At 1 September 2007

Note

ASSETS
Non current assets
Intangible assets
Property, plant and equipment
Financial assets
- Available for sale investments
- Derivative financial instruments
Retirement benefit obligations
Deferred tax assets

Current assets

Inventories

Trade and other receivables
Derivative financial instruments
Cash and cash equivalents

LIABILITIES
Current liabilities
Financial liabilities
- Bank overdraft and borrowings
- Derivative financial instruments
Trade and other payables
Current tax liabilities
Provisions

Net current liabilities

Non current liabilities
Financial liabilities
- Bank overdraft and borrowings
- Derivative financial instruments
Deferred tax liabilities
Other non-current liabilities
Provisions

Net assets

SHAREHOLDERS' EQUITY
Share capital
Share premium
Merger reserve
Reverse acquisition reserve
Hedging reserve
Other reserves
Retained earnings
Total equity 10

Consolidated Cash Flow Statement
For the financial year ended 1 September 2007

F

	Note	£m
Cash flows from operating activities		
Cash generated from operations	11	
Interest received		
Interest paid		
Tax (paid)/received		
Net cash generated from operating activities		
Cash flows from investing activities		
Purchase of property, plant and equipment		
Purchase of intangible assets		
Proceeds from sale of property, plant and equipment		
Net cash used from investing activities		
Cash flows from financing activities		
Drawdown of term loan facility		
Repayment of senior term loan		
Proceeds from issue of ordinary shares		

Dividends paid
Share issue costs
Appropriation - settlement of 'B' Loan Notes
Appropriation - settlement of 'C' Loan Notes
Receipt of monies for share options
Purchase of shares by Debenhams Retail Employee Trust ('DRET')
Capital element of finance leases
Appropriation by DRET
Net cash used in financing activities
Net increase/(decrease) in cash and cash equivalents
Cash and cash equivalents at beginning of financial year
Cash and cash equivalents at end of financial year 12

Notes to the Accounts
At 1 September 2007

1 Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted in the European Union and those parts of the Companies Act 1985 applicable to those companies reporting under IFRS.

The consolidated financial statements have been prepared on the basis of the accounting policies set out in the financial statements of Debenhams plc for the financial year ended 1 September 2007. Accounting policies have been consistently applied.

The financial information set out in this document does not constitute the statutory accounts of the Group for the years ended 1 September 2007 and 2 September 2006 but is derived from the 2007 annual report and financial statements. The annual report and financial statements for 2006, which were prepared under IFRS, have been delivered to the Registrar of Companies and the Group annual report and financial statements for 2007, prepared under IFRS, will be delivered to the Registrar of Companies in due course. The auditors have reported on those accounts and have given an unqualified report which does not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

The Directors believe that the underlying operating profit and earnings per share measures provide additional useful information for shareholders on the underlying performance of the business and are consistent with how business performance is measured internally. It is not a recognised profit measure under IFRS and may not be directly comparable with underlying profit measures used by other companies.

Non-GAAP measure

1

Operating profit before exceptional items
Leases with fixed annual increments in rent

Share-based payments

Underlying operating profit before exceptional items

2 Turnover

The Group has one class of business, retailing, and all material operations are in the UK.

3 Gross transaction value

Revenue from concessions is required to be shown on a net basis, being the commission received rather than the gross value achieved by the concessionaire on the sale. Management believes that gross transaction value, which presents revenue on a gross basis before adjusting for concessions, staff discounts and the cost of loyalty scheme points, represents a good guide to the value of the overall activity of the Group.

1

Gross transaction value

4 Exceptional items

Exceptional items are events or transactions that fall within the activities of the Group and which by virtue of their size or incidence have been disclosed in order to improve a reader's understanding of the financial statements.

1 S

Operating exceptional items:
Admission to the London Stock Exchange
Other exceptional item
Acquisition/reorganisation of stores in the Republic of Ireland

Total operating exceptional items
Write off of capitalised debt costs on refinancing (note 6)
Interest on refinancing (note 6)

Total exceptional items before tax

Financial year ended 1 September 2007

Acquisition and reorganisation of stores in the Republic of Ireland

On 12 September 2006, the Group acquired the business and assets of nine stores from Roche Stores, the total consideration on acquisition of the stores was £30 million. Following the acquisition, the Group assigned the existing Dublin

store lease (Jervis Street) which will result in the closure of the store after the year-end.

The acquisition of the stores, assignment of the lease and subsequent closure of the Jervis Street store has created an accelerated depreciation charge of £6.3 million and redundancy costs of £4.6 million. Marketing, travel, legal and integration costs amounted to £3.4 million. Integration costs include £0.8 million of costs which relate to the distribution centre and have been charged to distribution costs, all other costs relate to the stores and have been charged to cost of sales.

Financial year ended 2 September 2006

Admission to the London Stock Exchange

Costs relating to the Company's Admission to the London Stock Exchange on 9 May 2006 include taxation and restructuring advice, legal and professional fees, bonuses and other advisory services, relating to printing costs, marketing and public relations all of which related to the Admission.

Other exceptional item

Following Admission to the London Stock Exchange, the restricted cash held by DRET was distributed to the beneficiaries of the trust in accordance with the trust rules.

Interest on refinancing

On 30 May 2006 the Group refinanced its debt, which resulted in the repayment of the senior credit facilities. As a result of this repayment the Group wrote off all unamortised debt issue costs associated with the senior credit facility.

Additional interest relating to the early repayment of the senior credit facility was paid on refinancing together with the cost associated with the restructuring of the interest rate swaps.

5 Interest receivable and similar income

	1 September 2007 £m
Interest on bank deposits	4.2

6 Interest payable and similar charges

1

Interest payable and similar charges
Bank loans and overdrafts
Amortisation of issue costs on loans

Interest payable on finance leases
Interest payable before exceptional items

Exceptional items - interest payable and similar charges
Unamortised issue costs written off on repayment of

the senior term loan (note 4)
Premium on early settlement of the senior term loan (note 4)

Cost of restructuring the interest swap portfolio
(note 4)

Exceptional items - interest payable and similar charges

Interest payable and similar charges after exceptional items

7 Taxation

Analysis of tax charge in the year

Current tax:
UK corporation tax charge on profit for the year
Adjustments in respect of prior periods

Current tax expense

Deferred taxation:
Origination and reversal of timing differences
Pension cost relief in excess of pension cost credit/charge
Adjustments in respect of prior periods - pension costs
Adjustments in respect of prior periods

Deferred tax expense

Tax charge in the financial year

Tax relating to exceptional items as detailed in note 4 and included in the above tax charge amounted to:

Tax credit relating to:
Operating exceptional items
Interest exceptional items

8 Dividends

The board is proposing a final dividend in respect of the financial year ended 1 September 2007 of 3.8 pence per share (2006: 2.4 pence per share), which will absorb an estimated £32.6 million (2006: £20.6 million) of shareholders' funds. It will be paid on 4 January 2008 to shareholders who are on the register of members at close of business on 7 December 2007.

An interim dividend of 2.5 pence per share was paid on 4 July 2007 (2006: nil) which absorbed £21.5 million (2006: £nil) of shareholders' funds.

9 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group has one class of dilutive potential ordinary shares, those share options granted to employees where the exercise price is less than the market price of the Company's ordinary shares during the year.

Basic and diluted earnings per share	1 September 200	
	Basic	Dilute
	£m	£
Profit for the financial year	79.0	79.
	Number	Numbe
	m	:
Weighted average number of shares	859.0	859.
Shares held by ESOP (weighted)	(11.3)	(11.3
Shares issuable (weighted)	-	2.
Adjusted weighted average number of shares	847.7	850.
	Pence per share	Pence pe shar
Earnings per share	9.3	9.

Underlying earnings per share

The underlying earnings per share reflects the underlying performance of the business compared with the prior year and is calculated by dividing underlying earnings by the number of shares in issue at the year end.

Profit for the financial year
Exceptional items
Leases with fixed annual increments in rent
Share-based payments
Interest adjustments
Adjustment to tax charge to reflect the above items
Underlying profit for the year

Issued share capital at 1 September 2007 and 2 September 2006

Underlying earnings per share

Underlying profit is used by management as an underlying measure of profitability within the Group. It is defined as operating profit before exceptional items, the impact of leases with fixed annual increments in rent and

charges relating to share-based payments.

In 2006 the Group underwent significant re-financing. Therefore**, the statutory interest and related financing costs are not comparable year-on-year. The above adjustment for interest assumes that the 2006 re-financing, which took place at the date of admission, was effective at the beginning of the year ended 2 September 2006 and that the proceeds of shares issued on Admission (£700 million) were available at that date.

The comparison of performance year-on-year has also been made complex by costs incurred as a result of the Company's Admission to the London Stock Exchange on 9 May 2006, which increased the number of shares issued by the Company. The underlying earnings per share uses the capital structure as at 2 September 2006 to eliminate the effect of these changes.

10 Consolidated statement of changes in shareholders' equity

	1 September 2007 £m
Opening shareholders' equity	53.3
Profit for the financial year	79.0
Currency translation differences	0.4
Actuarial gain/(loss) in pension schemes	60.7
Movement in deferred tax relating to pension schemes	(16.5)
Change in available for sale investment	12.1
Cash flow hedges	13.9
Employee share ownership plans	1.9
Proceeds from shares options in the DRET	0.3
Value of employee services for loan notes issued (net of tax)	-
'C' Loan Notes held by Baroness Employee Limited Partnership	-
Issue of shares	-
Purchase of treasury shares for DRET	(0.1)
Dividends paid	(42.0)
Closing shareholders' equity	163.0

11 Cash generated from operations

Profit for the financial year
Taxation
Depreciation
Accelerated depreciation
Amortisation
Loss/(profit) on disposal of property, plant and equipment
Employee options granted during the year
Discretionary bonus granted
Fair value (gains)/losses on derivative instruments
Swap costs
Net movements in provisions for liabilities and charges
Interest income (note 5)
Interest expense (note 6)
Difference between pension charge and contributions paid

Net movement in other non current liabilities

Changes in working capital
Increase in inventories
Decrease/(increase) in trade and other receivables
Increase in trade and other payables

Cash generated from operations

12 Analysis of changes in net debt

	At 2 September 2006 £m	Cash flow £m
Analysis of net debt		
Cash	34.0	46.4
Bank overdrafts	(33.7)	32.6
Cash and cash equivalents	0.3	79.0
Debt due within one year	3.6	-
Debt due after one year	(1,037.8)	-
Finance lease obligations due within one year	(3.0)	0.4
Finance lease obligations due after one year	(59.2)	-
	(1,096.1)	79.4

13 Financial information

The statutory accounts will be filed with the Registrar of Companies and sent to the holders of the Company's listed securities in November. Copies will be available at the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (0870 600 3970), and at the Company's registered office 1 Welbeck Street, London, W1G 0AA from the date of posting.

END